Digital Frontier Marketing LLC
Financial Statements

For the years ended 2020 and 2021





Digital Frontier Marketing LLC

Financial Statements

For the years ended 2020 and 2021

INDEX TO AUDITED FINANCIAL STATEMENTS



March 03, 2022

INDEPENDENT AUDITORS' REPORT

Board of Directors and Members of

Digital Frontier Marketing LLC

REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying balance sheet of Digital Frontier Marketing LLC as of December 31, 2020 and 2021 and the related statements of operations, changes in owner's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant



estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Frontier Marketing LLC as of December 31, 2020 and 2021 and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad Abu Khamis
March 4, 2022

Amjad N I Abu Khamis

Licensed Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com



Digital Frontier Marketing LLC

Balance Sheet Statement

As of 31 December 2020 & 2021

	2020	2021
ASSETS		
Current Assets		
Bank Cash Balance	4,210.56	76,419.23
Cloud Coins	62,062.00	68,561.80
Total Current Assets	**66,272.56**	**144,981.03**
TOTAL ASSETS	**66,272.56**	**144,981.03**
LIABILITIES AND EQUITY		
Liabilities		
Convertible Notes Payable	-	55,480.00
Accounts Payables	23,174.75	11,477.35
Total Liabilities	**23,174.75**	**66,957.35**
Equity		
Common Stock – Class A – None Voting Shares	638,203.00	638,203.00
Common Stock, Class B – Voting Shares	1,000.00	1,000.00
Net Investors Contributions (Contribution)	(237,246.83)	(229,638.03)
Current Year Earnings	(2,548.12)	27,317.07
Retained Earnings	(356,310.24)	(358,858.36)
Total Equity	**43,097.81**	**78,023.68**
TOTAL LIABILITIES AND EQUITY	**66,272.56**	**144,981.03**



Digital Frontier Marketing LLC

Income Statement

As of 31 December 2020 & 2021

	2020	2021
Revenues		
Income	1,391.00	53,277.40
Total Revenues	**1,391.00**	**53,277.40**
Expenses		
Consultation and Management Fees	-	20,000.00
Professional Fees	1,800.00	3,700.00
Dues & Subscriptions	1,136.75	1,038.75
Miscellaneous Expenses and Fees	102.37	398.06
Bank Service Charges	900.00	823.52
Total Expenses	**(3,939.12)**	**(25,960.33)**
Net Income (Loss)	**(2,548.12)**	**27,317.07**

The accompanying notes are an integral part of these financial statements



DFM

Digital Frontier Marketing LLC

Statement of Changes in Equity

As of 31 December 2020 & 2021

	Class A Common Stock		Class B Common Stock		Contributions	Retained Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount			
Balance - January 01, 2020	638,203.00	638,203.00	1,000.00	1,000.00	(217,246.83)	(356,310.24)	65,645.93
Net Capital Contributions (Distribution)	-	-	-	-	(20,000.00)	-	45,645.93
Net Income(Loss) - December 31, 2020	-	-	-	-	-	(2,548.12)	43,097.81
Balance - December 31, 2020	638,203.00	638,203.00	1,000.00	1,000.00	(237,246.83)	(358,858.36)	43,097.81
Balance - January 31, 2021	638,203.00	638,203.00	1,000.00	1,000.00		(358,858.36)	43,097.81
Net Capital Contributions (Distribution)	-	-	-	-	7,608.80	-	50,706.61
Net Income(Loss) - December 31, 2021	-	-	-	-	-	27,317.07	78,023.68
Balance - December 31, 2021	638,203.00	638,203.00	1,000.00	1,000.00	7,608.80	(328,993.17)	78,023.68

The accompanying notes are an integral part of these financial statements



Digital Frontier Marketing LLC

Statement of Cash Flow

For the years ended 2021

	2020	2021
Cash Flows from Operating Activities		
Net Income (Loss)	(2,548.12)	27,317.07
Adjustments to Net Income		
Increase in Accounts Payables		3,000.00
Net Cash Used In Operating Activities	**(2,548.12)**	**30,317.07**
Net Cash Flows from Investing Activities	**-**	**-**
Net Cash Provided By Financing Activities		**885,318.39**
Loans Payable	-	55,480.00
QSM - Loan	-	(14,697.40)
Common Shares	(20,000.00)	7,608.80
Net Change in Cash	**(22,548.12)**	**78,708.47**
Cash and Cash Equivalents - Beginning of Year	88,820.68	66,272.56
Cash and Cash Equivalents - End of Year	**66,272.56**	**144,981.03**

The accompanying notes are an integral part of these financial statements



Digital Frontier Marketing LLC

Notes to the Financial Statements

Those notes are an integral part of these financial statements

As of 31 December 2021

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Digital Frontier Marketing LLC (DFM), previously named Digital Currency Growth LLC, is registered in Florida since September 2017. DFM focuses its efforts on the long term well-being and expansion of its crypto currency clients and the management of its celebrity based NFT sales platform www.celebrium.com. Its primary services are designed to increase the willingness of the public and businesses to accept the client's currencies as well as purchase NFTs. In addition DFM focuses on assisting its clients to gain broad public use of their currencies in retail outlets. DFM "does not" get involved in the direct promotion of ICOs (initial coin offerings) or sale of coins on behalf of our clients.

DFM utilizes celebrities through social media and public relations using media interviews to draw significant public attention to our digital currency clients and to Celebrium.com. Celebrities will also promote DFM clients through a unique PR strategy through the celebrity social network profiles often times to millions of followers during each campaign.

The most unique aspect of DFM is that rather than collect strictly cash based payment the company accepts the client currencies and customer cryptocurrency payments as the major form of payment for services rendered. This is because of the confidence DFM has in its ability to increase the value of client currencies through basic awareness campaigns about the companies (not promotions of their currency).

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company has earned insignificant revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has $331,541.29 accumulated deficit as of December 31, 2021.



The company is a start-up and funding its operational expenses from the operating revenues, and financing activities. The company's management has taken serious teps, to maintain a positive working capital for the company, by adding new investors into the business, and conducting an offering through Regulation A financing under the Securities Act of 1933.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assetsand liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 - STOCKHOLDERS' EQUITY

The company has created two categories of shares, voting and none voting shares. There are four major investors who owns the voting shares equally, and they are forming the board of directors of the company.

None voting shares are obtained through direct investors, and through crowdfunding investors, as of the date of this report, $347,920.00 were raised by direct investors, and 290,283.00 were raised by the crowdfunding investors.

NOTE 5 – PAYABLES

The accounts payables are due to small loans and services obtained from QSM, ,balance is $11,477.35 as of December 31, 2021, and there were payments of $17,697.40 to QSM during the 2021 through Raida Tech Units. Please see note 6 for more details.

Convertible Notes Payable balance is $55,480.00 which consists of Discounted Commercial Notes that will be transferred into common shares at $1.00 per share for different investors within 180 days of the issuance. None of those notes due for liquidation or conversion as of the date of this report.

NOTE 6 – CASH AND CASH EQUIVALENTS

The company is maintaining their cash at Synovus Bank, the Cash Balance at the bank is $76,419.23 as of December 31, 2021.

Also the company has a balance of 6,856,180 of Cloud Coins at the cost of $0.01 per unit. Market value of those units is more than the cost of obtaining those units, and unit company is using those coins for the payment of their bills, and accepts them as invoice payments. Furthermore, the company owned 1,000,000 Raida Tech Units, which has no face value at the time of ownership. The company use those units for payments, hence, the coins are considered revenues, at the value of the payment. The company used 260,000 units during 2021. The following table illustrates those payments.



#	Date	Units Used	Value	Note
1	03/03/2021	100,000	14,697.40	Loan Payment to QSM
2	09/22/2021	140,000	3,000.00	Loan Payment to QSM
3	12/17/2021	20,000	20,000.00	Bill payment for rendered services

NOTE 7 – OPERATING REVENUES

The company's major operating income is from Advertising conducted to their clients and redeeming Raida Tech Units, as of December 31, 2021, the revenues total $53,277.40   has been earned, $37,697.40 of them are through Coins redeeming, and 15,580.00 are through operating activities.

NOTE 8 – OPERATING EXPENSES

The company's major operating expenses are consisting of outside contractors as consultation fees which totaled $20,000.00 during 2021.